SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

8C
7/17/02

For the month of July, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date July 15, 2002

By ____________________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

CR

Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

17

1 Company Name 公司名稱

The Wharf (Holdings) Limited

(Note 註 2) **2 Business Name** 商業名稱

九龍倉集團有限公司

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

The Wharf (Holdings) Limited
16/F., Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong.

For Official Use
請勿填寫本欄

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號

17

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$3,600,000,000.00	2,447,464,629	HK$2,447,464,629.00	HK$2,447,464,629.00
Total 總值	HK$3,600,000,000.00	2,447,464,629	HK$2,447,464,629.00	HK$2,447,464,629.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	allotment of 1,160,000 Ordinary Shares of HK$1.00 each

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ______ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ______ .
於申報表日期的成員數目是 ______ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
CHAN 陳	Wing Sang Wilson 永生

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: B2, 19th Floor, Flora Garden, 50 Cloud View Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E482455(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
BURNS	Robert Henry

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat D, 26th Floor, Tower 1, Hillsborough Court, 18 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K719648(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: [✓] Director 董事 [ ] Alternate Director to 替代董事 ______

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期

07	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 17

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
FANG 方	Kang Vincent 剛

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 2/F., 5 Tat Chee Avenue, Yau Yat Chuen, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A990076(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ✓ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
LAW 羅	Yee Kwan Quinn 義坤

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 1, 19th Floor, Block A, Nicholson Tower, 8 Wong Nai Chung Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E470127(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ✓ Director 董事 ☐ Alternate Director to 替代董事

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

07	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

17

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	4th Floor Hutchison House, 10 Harcourt Road, Central, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ____ 張續頁及 ____ 張附表）真確無訛。

* ~~(b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Wilson Wing Sang Chan)
~~Director 董事~~ / Secretary 秘書 *

Date 日期：10 JUL 2002

* *Delete whichever does not apply* *請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
LEUNG 梁	Kai Hang 啓亨

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 4B. Block 3, Beverley Heights. 56 Cloud View Road. Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A616976(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [✓] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
LI 李	Wei Jen Gonzaga 唯仁

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House 7, Strawberry Hill, 36 Plantation Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A825808(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [✓] Director 董事 [ ] Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Tin Hoi Stephen 天海

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 2A Trafalgar Court, 70 Tai Hang Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E462863(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [✓] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Tze Yuen 梓源

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat D, 9th Floor, Perth Apartments, 27 Perth Street, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E221912(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [✓] Director 董事 [ ] Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
TSUI 徐	Yiu Cheung 耀祥

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Paul Yiu Cheung TSUI	-

Address 地址: 7C Conduit Tower, 20 Conduit Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A587147(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ✓ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Langley	Christopher Patrick

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 10 Hutchings Road, Knott Green, Beaconsfield, Bucks, HP9 2BB, United Kingdom

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD135935(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ✓ Director 董事 ☐ Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Form 表格 AR1

Companies Registry
公 司 註 冊 處

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
THOMPSON	James Edward

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House 42, Manderly Garden, 48 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD544827(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director 替代董事 to

2 Name 姓名

Surname 姓氏	Other names 名字
JEBSEN	Hans Michael

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 15 Middle Gap Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD699599(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director 替代董事 to

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
LI	Arthur Kwok Cheung

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Vice-Chancellor's Lodge, The Chinese University of Hong Kong, Shatin, New Territories, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
C642681(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
WOO 吳	Kwong Ching Peter 光正

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 36 Severn Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D228484(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號: 17

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lawrence	David John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 35-18, Hampton Court, Gateway Apartments, Harbour City, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
740097678	United Kingdom

Capacity 身份 * [✓] Director 董事 [ ] Alternate Director to 替代董事 ____

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: ____

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [ ] Director 董事 [ ] Alternate Director to 替代董事 ____

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

CR

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
07	06	2002

Company Number 公司編號

17

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
(As per the Shareholders list in the enclosed CD-ROM)					

Total 總數

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

THE WHARF (HOLDINGS) LIMITED

SUPPLEMENTARY LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES PREPARED PURSUANT TO THE COMPANIES ORDINANCE, SECTIONS 128 AND 129

Subsidiaries (held directly)	Country of Incorporation	Attributable percentage of issued ordinary shares (except otherwise specified) held by the Group
Asian Diamond Holdings Limited	Cayman Islands	100
Fast Lane Investments Limited	British Virgin Islands	100
Sunshine Gold Investments Limited	Hong Kong	100

Subsidiaries (held indirectly)	Country of Incorporation	Attributable percentage of issued ordinary shares (except otherwise specified) held by the Group
A. King Slipway Company Limited	Hong Kong	100
Algebra Assets Limited	British Virgin Islands	67
Anchoridge Investment Limited	Hong Kong	100
Apex Victory Limited	British Virgin Islands	79
Asset Global Holdings Limited	British Virgin Islands	100
Attenwood Company Limited	Hong Kong	100
Balfron Limited	Hong Kong	100
Beijing Capital Times Square Development Company. Limited	The People's Republic of China	88 (Registered Ordinary Capital)
Beijing Times Establishment Property Management Co., Ltd.	The People's Republic of China	75 (Registered Ordinary Capital)
Billiard Investments Limited	British Virgin Islands	67
Blairmore Cleaning Services Limited	Hong Kong	100
Bright Smart Limited	Hong Kong	100
Bucksfull Company Limited	Hong Kong	100
Bunbury Company Limited	Hong Kong	100
Cable Network Communications Limited	Hong Kong	79 (Ordinary Shares) 100 (Non-Voting Deferred Shares)
Cardell Company Limited	Hong Kong	100
Cattenwood Company Limited	Hong Kong	100
Charris Company Limited	Hong Kong	100
China Capital Partners, Limited	Hong Kong	100 ("A" Shares) 100 ("B" Shares) 100 ("C" Shares) 100 ("D" Shares) 100 (Non-Voting "A" Shares) 100 (Deferred Shares)
Chirbury Estates Limited	Hong Kong	100
CitiMobile Limited	Hong Kong	100
Claverton Corporation	British Virgin Islands	100
Court Properties Limited	Hong Kong	100
Crossford Company Limited	Hong Kong	100
Dalian Times Square Development Co., Ltd.	The People's Republic of China	60 (Registered Ordinary Capital)
Earnful Investments Limited	Hong Kong	100
Excellent Base Limited	Hong Kong	100
Farrowsham Limited	British Virgin Islands	100
Fitfort Management Limited	Hong Kong	100
Glenelg Developments Limited	British Virgin Islands	100
Godown D Limited	Hong Kong	100

Subsidiaries (held indirectly)	Country of Incorporation	Attributable percentage of issued ordinary shares (except otherwise specified) held by the Group
Granta Company Limited	Hong Kong	100
Halliwick Resources Limited	British Virgin Islands	100
Han Long Development (Wuhan) Company Ltd.	The People's Republic of China	100 (Registered Ordinary Capital)
Harbour Centre (Hong Kong) Limited	British Virgin Islands	67
Harbour City Apartment Management Limited	Hong Kong	100
High Dragon Resources Limited	Hong Kong	100
Hundred Tone Investments Limited	British Virgin Islands	67
i-CABLE China Limited	Hong Kong	79
i-CABLE Cineplex Limited	Hong Kong	79
i-CABLE Ventures Limited	British Virgin Islands	79
Jolliside International Limited	British Virgin Islands	100
Joint Development Company Limited	Hong Kong	100
K. P. L. Limited	Hong Kong	100
Kowloon Wharf Warehouse Limited	Hong Kong	100
Kreuger Assets Limited	British Virgin Islands	79
Krikler Limited	British Virgin Islands	100
Long Qing Property Development (Chongqing) Company, Limited	The People's Republic of China	100 (Registered Ordinary Capital)
Malaga Company Limited	Hong Kong	100
Mandelson Investments Limited	British Virgin Islands	67
Marco Polo Hotels Asia Pacific (U.K.) Limited	United Kingdom	100
Marco Polo Hotels Consultancy B.V.	Netherlands	100
Macro Polo Hotels Investment Limited	British Virgin Islands	100
Marco Polo Hotels Licensing B.V.	Netherlands	100
Marco Polo Hotels Limited	British Virgin Islands	100
Marco Polo Hotels Management B.V.	Netherlands	100
Marco Polo Hotels Management Limited	Bermuda	100
Marco Polo Hotels Management Singapore Pte. Limited	Singapore	100
Marco Polo Hotels Management (Thailand) Company, Ltd.	Thailand	100
Maspon Company Limited	Hong Kong	79 (Ordinary Shares) 100 (Non-Voting Deferred Shares)
Merico Estates Limited	Hong Kong	100
Modern Terminals (Berth 5) Limited	Hong Kong	55
Modern Terminals China (BVI) Limited	British Vigin Islands	55
Modern Leasing Limited	Hong Kong	55
Moor Holdings Limited	Cook Islands	100
Moscan Assets Limited	British Virgin Islands	79
MTL Shekou Holdings Limited	British Virgin Islands	55
Mullein Company Limited	Hong Kong	100
My-TimesSquare.com Limited	Hong Kong	100
New Force Customer Services Limited	British Virgin Islands	100
New Television and Film International Limited	Hong Kong	79
New View Engineering Limited	Hong Kong	100
Ocean Centre Limited	Hong Kong	100
Ocean New Investments Limited	British Virgin Islands	67
OHAP Limited	British Virgin Islands	100
Omni Hotels International Limited	Bermuda	100
Omni Hotels Management Limited	British Virgin Islands	100
Pacific Club Hong Kong Limited, The	Hong Kong	100
Pakmain Properties (Hong Kong) Limited	British Virgin Islands	100
Plower International Limited	British Virgin Islands	100
Qingdao MTL Holdings Limited	British Virgin Islands	55
Quodworth Company Limited	Hong Kong	100

Subsidiaries (held indirectly)	Country of Incorporation	Attributable percentage of issued ordinary shares (except otherwise specified) held by the Group
Reaching Far Company Limited	Hong Kong	100
Redcliffe Insurance Limited	Bermuda	100
Rediffusion Engineering Limited	Hong Kong	79 (Ordinary Shares) 100 (Non-Voting Deferred Shares)
Rediffusion (Hong Kong) Limited	Hong Kong	79 (Ordinary Shares) 100 (Non-Voting Deferred Shares)
Reditune Equipment Limited	Hong Kong	100
Reditune (Hong Kong) Limited	Hong Kong	100
Riddlewood Company Limited	Hong Kong	79
Rudfield Company Limited	Hong Kong	100
Serenade Investments Limited	Hong Kong	100
Shanghai Jiu Zhou Property Development Co., Ltd.	The People's Republic of China	70 (Registered Ordinary Capital)
Shanghai Long Xing Property Development Company. Limited	The People's Republic of China	100 (Registered Ordinary Capital)
Shanghai Wellington Garden Estate Development Co., Ltd.	The People's Republic of China	59 (Registered Ordinary Capital)
Shanghai Wheelock Square Development Limited	The People's Republic of China	98 (Registered Ordinary Capital)
Sheen Charm Investment Limited	Hong Kong	100
Singford International Limited	British Virgin Islands	100
Sky Value Investments Limited	British Virgin Islands	100
Smart Bridge Investments Limited	British Virgin Islands	100
Spring Wealth Investments Limited	British Virgin Islands	100
Swallow Limited	Hong Kong	100
Sweetact Limited	Hong Kong	100
Target Right Limited	Hong Kong	100
Telecom Network Communications Limited	Hong Kong	100
Topusko Limited	Hong Kong	100
Upfront International Limited	British Virgin Islands	100
Warney Group Limited	British Virgin Islands	100
Well Active Investments Limited	British Virgin Islands	100
Wettersley Company Limited	Hong Kong	100
Wharf Estates Management Company Limited	Hong Kong	100
Wharf (Jingan) Limited	Hong Kong	100
Wharf (Nominees) Limited	Hong Kong	100
Wharf Property Development Company Limited	Hong Kong	100
WHL Hotels N.V.	Netherlands Antilles	100
Wingco Limited	Hong Kong	100
Wisdom Global Holdings Limited	British Virgin Islands	79
WOL Communications Limited	Hong Kong	100
會通通訊儀器(深圳)有限公司	The People's Republic of China	100 (Registered Ordinary Capital)

Associated Companies	Country of Incorporation	Attributable percentage of issued ordinary shares (except otherwise specified) held by the Group
Crosby Gold Limited	British Virgin Islands	50
Film City Limited	Hong Kong	34
Future Gain Limited	British Virgin Islands	50
Easeoff Investments Limited	British Virgin Islands	34
Harriman Realty Company, Limited	Hong Kong	50
Main Wealth Development Limited	Hong Kong	34
MTL Chiwan Holdings Limited	British Virgin Islands	22
Nexis Company Limited	Hong Kong	33
Onyee Properties Limited	British Virgin Islands	50
Persistence Limited	Hong Kong	33
Ports Management (China) Company Limited	Hong Kong	28
Power First Enterprises Limited	British Virgin Islands	50
Shanghai Long Shen Real Estate Development Co. Limited	The People's Republic of China	40 (Registered Ordinary Capital)
Strawberry Hill Development Limited	Hong Kong	50
北京鑫利電子有限公司	The People's Republic of China	50 (Registered Ordinary Capital)
廣州合通電子技術有限公司	The People's Republic of China	45 (Registered Ordinary Capital)
成都通達電子技術有限公司	The People's Republic of China	49 (Registered Ordinary Capital)
北京通海電子技術有限公司	The People's Republic of China	45 (Registered Ordinary Capital)
桂林安達電子技術有限公司	The People's Republic of China	45 (Registered Ordinary Capital)
北海經波電子通訊有限公司	The People's Republic of China	50 (Registered Ordinary Capital)
蘭州金鑫電子技術有限公司	The People's Republic of China	45 (Registered Ordinary Capital)

....

Secretary